Exhibit 1.02

Exhibit 1.02  Conflict Minerals Report

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934.

Background

In 2010, the United State Congress enacted Section 1502 of the Dodd Frank Financial Reform Act (the “Act”), which issued rules requiring certain companies to disclose their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured by those companies. Under the act, those minerals include tantalum, tin, gold and tungsten and herein are referred to as “Conflict Minerals”.

Congress enacted this legislation because of concerns that the exploitation and trade of Conflict Minerals by armed groups is helping to finance conflict in the Democratic Republic of Congo (“DRC”) region and surrounding areas (Angola, Burundi, Central Africa Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia) and is contributing to a humanitarian crisis.

Adherence to the Law

DragonWave is committed to ethical practices and full compliance with all applicable laws and regulations and supports taking steps to ensure that the products received from our supply chain are responsibly sourced.  DragonWave supports efforts to increase transparency in the supply chain and regulations that ensure companies conduct business with integrity, respect and the highest ethical standards.  In summary, DragonWave expects all vendors and suppliers to:

•                  Purchase materials from legitimate sources not involved in funding conflict in the DRC and surrounding areas.

•                  Avoid the use of Conflict Minerals which may directly or indirectly finance or benefit armed groups in the DRC or adjoining countries.

•                  Confirm, where possible, that all Conflict Minerals purchased are conflict-free, based on personal knowledge and / or written guarantees provided by the supplier.

•                  Cooperate with DragonWave’s due diligence process that was established to comply with the Act.

DragonWave is working towards adopting a formal policy on Conflict Minerals that reflects the principles above, and will make such policy available on our website at: www.dragonwaveinc.com.

Our Company and Products

DragonWave is a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol (“IP”) networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment (often referred to as links), that transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform, function as an extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network. Backhaul links connect the large amounts of network traffic aggregated by base stations and other collection points on the edge of the network to the high-capacity fiber optic infrastructure at the core of the network.

Additional applications for our products include point-to-point transport applications in private networks, including municipal and enterprise applications.  Our products are primarily marketed under the Harmony, Horizon, Horizon Plus and Quantum names.

The Due Diligence Process

Due Diligence is an on-going process under which DragonWave (with the cooperation of our vendors and suppliers) will systematically gather information, with regard to the Conflict Minerals we utilize and our compliance with the Act.  In the course of exercising due diligence as part of our initial adoption of the requirements under the Act we utilized the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The OECD guidance is the only nationally and internationally recognized due diligence framework that provides management recommendations for responsible supply chains of minerals.  We also utilized resources provided by the Conflict-Free Sourcing Initiative (“CFSI”), including the Conflict-Free Smelter Program (“CFSP”).  The CFSO uses a third party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict —free minerals, to provide additional country of origin information.

Step 1: Evaluation of our products

The first step of our internal due diligence over our supply chain was to evaluate our products, as described above, to determine if they contain any Conflict Minerals that are necessary to the product’s functionality.  Our products, like virtually all companies in the wireless and electronics industries, contain various metals, including tantalum, tin, tungsten and gold, (3TG) which originate in mines around the world.  A summary of the results of our product level due diligence is as follows:

Conflict Mineral	Raw Materials Impacted	Used in Which Finished Goods
Tantalum	Tantalum Capacitors	Used in Harmony, Horizon, Horizon Plus and Quantum links
Tin	Integrated Circuit Components, Passive Components	Used in Harmony, Horizon, Horizon Plus and Quantum links
Tungsten	Integrated Circuit Components	Used in Harmony, Horizon, Horizon Plus and Quantum links
Gold	Integrated Circuit components, Cable connectors, Printed circuit cards	Used in Harmony, Horizon, Horizon Plus and Quantum links

Step 2: Design of a Due Diligence Process

After determining that certain of our raw material components contained Conflict Minerals that are necessary to the product’s functionality we moved to the second step of our internal due diligence process.

In this process we reviewed the suppliers which provide components that are used in our links containing Conflict Minerals.  We then formed a multi-disciplinary team to map out our approach to complying with the Act.

We adopted the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition — Global eSustainability Initiative (“EICC — GeSI”).  Using this template we surveyed the relevant suppliers.   The primary purpose of the survey was to determine the source of the identified Conflict Minerals, including the country of origin and the location of the mine or the smelter from which the materials were produced.  The template is also used to determine if the materials originated from scrap or recycled sources.  We have developed a database of supplier responses and are tracking both the responses and compliance with the process.  In the future our goal is to require that suppliers to DragonWave provide completed EICC-GeSI declarations evidencing the supplier’s commitment to becoming conflict-free and documenting countries of origin for the Conflict Minerals that it purchases.

DragonWave does not directly purchase Conflict Minerals, nor do we have any direct relationship with mines or smelters that process these minerals and, as a result, DragonWave is highly reliant on the cooperation of our suppliers and vendors to determine the source of the Conflict Minerals we purchased.  For the purpose of the required Reasonable Country of Origin Inquiry (RCOI), DragonWave continued to receive supply chain responses through the date of the filing of this report.  While we continue to work with our suppliers as of the date of this report, we are unable to determine if the Conflict Minerals contained in our products originated in the Democratic Republic of Congo region and surrounding areas (Angola, Burundi, Central Africa Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia).